September 23, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer López, Staff Attorney Lilyanna Peyser, Special Counsel Bill Thompson, Senior Assistant Chief Accountant Donna Di Silvio, Staff Accountant

Re:	Peloton Interactive, Inc. Registration Statement on Form S-1 File No. 333-233482

Acceleration Request

Requested Date: September 25, 2019

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join Peloton Interactive, Inc. (the “Company”) in requesting that the effective date of the above-referenced registration statement on Form S-1 (the “Registration Statement”) be accelerated to September 25, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 475 copies of the Preliminary Prospectus of the Company, dated September 10, 2019, through the date hereof, to prospective underwriters, dealers, institutional investors and others.

We advise you that we have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William D. Connolly III
Name: William D. Connolly III
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name: Jaclyn Berkley
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request Letter]